UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.134/0001-58
NIRE 33 3 0026253 9
A Publicly Held Company

Minutes of the ordinary and Extraordinary General Meeting of Tele Norte Leste Participações S.A., held on April 11, 2007, drawn up in the form of a summary, as provided for in article 14, paragraph 1 of the Bylaws:

1. Date, time and place:  On April 11, 2007, at 4:00 p.m., at the Company’s head offices located at Rua Humberto de Campos, 425, 8th floor – Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro.

2. Agenda: ORDINARY GENERAL MEETING: (i) To examine, discuss and vote on the Management’s Report and the Financial Statements for the fiscal year ended at December 31, 2006, accompanied by the independent auditors’ report; (ii) To approve the allocation of net income for the year 2006, the distribution of dividends, with due regard for the amount of Interest on Capital declared in 2006, and the Capital Expenditures Budget; (iii) To elect the members of the Board of Directors and respective alternates; (iv) To elect the members of the Fiscal Board and respective alternates; and (v) To establish the compensation of the Managers and the members of the Company’s Fiscal Council. EXTRAORDINARY GENERAL MEETING: (i) To examine the proposal of Stock Option Plan of the Company; and (ii) To examine the proposal of maximum limits of Interest on Capital, in the amount of up to R$ 600 million,  for the 2007 fiscal year.

3. Call Notice: Call notice published in the “Official Gazette of the State of Rio de Janeiro”, part V, in the editions of March 23, 2007, page 66, of March 26, 2007, page 58, and of March 27, 2007, page 59,and in the newspaper “Valor Econômico - Edição Nacional”, in the editions of March 23, 2007, page B2, of March 26, 2007, page A20 and of March 27, 2007, page A3, in accordance with article 133 of Law 6404/76.

4. Attendance: Shareholders of TELE NORTE LESTE PARTICIPAÇÕES S.A. representing more than 65% of the voting capital and more than seven percent (7%) of the preferred shares, as per the annotations and signatures contained in the Shareholders’ Attendance Book. The presence of Messrs. José Luis Magalhães Salazar, Director of Investors’ Relations, Julio César Fonseca, Human Resources Director, Pedro Wagner Pereira Coelho/Allan Kardec de Melo Ferreira, Representatives of the Fiscal Council and José Luiz de Souza Gurgel and Renata Leite da Silva, representatives of BDO Trevisan Auditores Independentes, and Estela Vieira, representative of PricewaterhouseCoopers Auditores Independentes.

5. Presiding Board: Mr. Leandro Zancan, Chairman, and Ms. Georgeane Fukumura, Secretary.

6. Resolutions: The shareholders representing over sixty-four percent (64%) of the Company’s voting capital, present at the Meeting, have taken the following resolutions:

ANNUAL GENERAL MEETING:

a) Beginning the Meeting, and with respect to item (i) of the Agenda, the Annual Management Report, the Balance Sheet and other Financial Statements, as well as the report issued by the Independent Auditors and the Fiscal Council´s report were unanimously approved. Such documents refer to the fiscal year ended at December 31, 2006, as per the “Notice to Shareholders” informing the supply of the financial statements and other relevant documents, published in the “Official Gazette of the State of Rio de Janeiro”, part V, in the editions of March 23, 2007, page 66, March 26, 2007, page 26 and March 27, 2007, page 66, and in the newspaper “Valor Econômico – Edição Nacional”, in the editions of March 23, 2007, page B2, March 26, 2007, page A20 and March 27, 2007, page A3, and the full publication of the documents approved herein, inserted in part V of the “Official Gazette of the State of Rio de Janeiro”, edition of March 15, 2007, pages 04 to 24, and in the newspaper “Valor Econômico – Edição Nacional”, edition of March 15, 2007, pages A21 to A39, in accordance with article 133, of Law 6404/76, the reading of such documents being waived, since they were published in their entirety and were fully known to the shareholders, being registered the abstention of the following shareholders: BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado. The shareholder Jose Teixeira de Oliveira made a motion to congratulate the management on the quality of the above-mentioned documents.

b) As to item (ii) of the Agenda, the Management’s proposal contained in the Financial Statements regarding the allocation of net income for the year ended at December 31, 2005, in the amount of R$ 1,248,204,328.25, was approved by the majority, as follows: (1) legal reserve of R$ 62,410,216.41 (2) Investment reserve of R$ 1,128,336,607.22 (3) destination of R$ 329,962,087.95 for: (a) distribution of dividends to the Company’s shareholders having an ownership interest on April, 11, 2007, in the total gross amount of R$29,996,553.45, and R$0.0785 per share, both for common shares and preferred shares, the amount of the dividends being remunerated as of January 1, 2007 up to April 20,2007, the initial date of payment, by applying the Reference Rate (TR); and (b) ratification of the payment of interest on capital (juros sobre capital próprio - “JCP”) imputed to the dividends, in the total gross amount of R$299,965,534.50, also payable as of April 20,2007, on the ownership interest held on December 29, 2006, corresponding to R$ 0.7850 per share. The shareholders recorded that the amounts of the JCP that was declared, less the corresponding withholding income tax, were remunerated as of January 1, 2007 until the date of beginning of payment (April 20, 2007), by applying the Reference Rate (TR), being registered the abstention of the following shareholders: BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado.

c) The consolidated capital expenditures budget for 2007 was approved by the majority, in the total amount of two billion and four hundred million reais (R$2,400,000,000.00), being registered the abstention of the following shareholders: BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado.
.

d) As to item (iii) of the Agenda, the following sitting and alternate members were elected to the Board of Directors of the Company by the multiple voting process, timely requested by the shareholder “Caixa de Presidência dos Funcionários do Banco do Brasil-PREVI”, it was approved, with a mandate until the General Ordinary Shareholders Meeting to take place in 2010, as indicated the majority shareholder, Telemar Participações S.A.: (1) as sitting member, Mr. OTÁVIO MARQUES DE AZEVEDO, Brazilian, married, engineer, bearer of identity card No. 13.088, issued by CREA/ MG, enrolled with the Individual Taxpayers’ Register (CPF) under No. 129.364.566-49, resident and domiciled at Av. Prof. Alceu Maynard, 443, apt. 781, Granja Julieta, São Paulo/SP, and as his alternate, Mr. CELSO FERNANDEZ QUINTELLA, Brazilian, married, engineer, bearer of identity card No. 18341-D issued by CREA/RJ, enrolled with CPF/MF under No. 022.752.447-00, resident and domiciled at Av. Francisco Bhering, 169, apt. 401, Rio de Janeiro – RJ; (2) as sitting member, Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, Brazilian, legally separated, economist, bearer of identity card No. 1.969.275/IFP-RJ, and enrolled with CPF/MF under No. 000.365.013-87, resident and domiciled at Rua Chucri Zaidan 920-16th floor, São Paulo/SP, and as his alternate, Mr. SERGIO BERNSTEIN, Brazilian, married, civil engineer, bearer of identity card No. 5.850.726 SSP/SP, enrolled with CPF/MF under No. 007.296.208-91, resident and domiciled at Rua Barão de Santa Eulália 231, apt 121 - Real Park - São Paulo/SP; (3) as sitting member, Mr. FABIO SCHVARTSMAN, Brazilian, married, engineer, bearer of identity card No. 55.924/D, issued by CREA, resident and domiciled at Av. Brig. Luís Antonio, 1343 – 4th floor  - Bela Vista - 01317-910, São Paulo – SP, and as his alternate, Mr. MARCELO CUNHA RIBEIRO, Brazilian, married, engineer, bearer of identity card No. 3429782, enrolled with CPF/MF under No. 829.510.041-68, resident and domiciled in the City of São Paulo, at Av Brigadeiro Faria Lima, 3900, 7th floor; (4) as sitting member, Mr. LUCIANO SIANI PIRES, Brazilian, married, engineer, bearer of identity card No. 07670915-3, issued by IFP/RJ, enrolled with CPF/MF under No. 013.907.897-56, resident and domiciled in this city, at Av Chile, 100- 22nd floor, suite 2202, and as his alternate, Mr. CAIO MARCELO DE MEDEIROS MELO, Brazilian, married, bank clerk, bearer of identity card No. 1077497, issued by IFP, enrolled with CPF/MF under No. 376.763.691-34, with offices at Av. República do Chile, n. 100, suite 2202, downtown, Rio de Janeiro, (5) as sitting member, Mr. ALAN ADOLFO FISCHLER, Brazilian, divorced, engineer, bearer of identity card No. 3.284.209-8, issued by IFP-RJ, enrolled with CPF/MF under No. 667.250.037-53, with offices at Av. República do Chile, n. 100, 11th floor, downtown, Rio de Janeiro, and as his alternate, Mr. Eduardo Klingelhoefer de Sá, Brazilian, married, engineer,  bearer of identity card No 3981073-IFP/RJ, enrolled with CPF/MF under No 820.120.087-04, with offices at Av. República do Chile n.º 100, 22º floor, Rio de Janeiro – RJ (6) as sitting member, Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, bearer of identity card No. 02.549.734-8 issued by IFP/RJ, enrolled with CPF/MF under No. 299.637.297-20, resident and domiciled in the City of Rio de Janeiro, RJ, with offices at Rua General Garzon, 22, suite 508, and as his alternate, Mr. José Augusto da Gama Figueira, Brazilian, divorced, engineer, bearer of identity card No. M-8.263.413 SSP/MG, enrolled with CPF/MF under No. 242.456.667-49, resident and domiciled in the City of Rio de Janeiro - RJ, at Praia de Botafogo 300, suite 1101, (7) as sitting member, Mr. Luiz Eduardo Falco Pires Corrêa, Brazilian, married, engineer, bearer of identity card No. 6056736, issued by SSP/SP, enrolled with CPF/MF under No. 052.425.988-75, with address at Rua Humberto de Campos 425, 8th floor, in the City of Rio de Janeiro – RJ, and as his alternate, Mr. José Luís Magalhães Salazar, Brazilian, married, economist, bearer of identity card No. 06045356-0, issued by IFP/RJ, enrolled with CPF/MF under No. 902.518.577-00, with address at Rua Humberto de Campos 425, 8th floor, in the City of Rio de Janeiro – RJ, (8) as sitting member, Mr. FRANCISCO CLÁUDIO DUDA, Brazilian, married, banking employee, bearer of identity card No. 597.997, issued by SSP/DF, enrolled with CPF/MF under No. 261.899.331-49, with address at SQS 213, block G, apt. 304, Brasília (DF), and as his alternate, Mr. JOILSON RODRIGUES FERREIRA, Brazilian, married, bank clerk, bearer of identity card No.10460729, issued by SSP/SP, enrolled with CPF/MF under No.  945.772.268-04, with address at Rua Anita Garibaldi 91, Block A, apt. 101, Rio de Janeiro, RJ; and as indicated the minority shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado and Fundação Petrobras de Seguridade Social – Petros (9)  as sitting member, Mr. ARMANDO GALHARDO NUNES GUERRA JUNIOR, Brazilian, married, bearer of identity card No. 408520, issued by SSP/MG, enrolled with CPF/MF under No. 277764336-91, with offices at Rua Tomas Gonzaga n° 271, apt. 701, Belo Horizonte, MG, and as his alternate, Mr. PAULO ROBERTO TEIXEIRA,  Brazilian, married, bank clerk, bearer of identity card No. 20087, issued by OAB/RJ, enrolled with CPF/MF under No. 043287287-68, with address at Av. Nossa Senhora de Copacabana n° 1310, apt. 601, Rio de Janeiro, RJ. It was registered that no member was appointed to the Board under art. 141, paragraphs 4. and 5. of Law nº 6.404/76.

It was informed that the Board Members elected herein are not subject to the prohibitions set out in article 147 of Law 6404/76, which would prevent them from performing the function for which they were elected.

e) As to item (iv) of the Agenda, the election of the Members of the Fiscal Board was approved by the majority for the fiscal year beginning as of January 1, 2007, for a term of office until the date of the 2008 Annual General Meeting, and the following sitting and alternate members were elected pursuant to article 161 of Law 6404/76: (1) as sitting member, Mr. Pedro Wagner Pereira Coelho, Brazilian, married, business manager, bearer of identity card No. 2.744.529, issued by IFP/RJ, enrolled with CPF/MF under No. 258.318.957-34, with address at Av. Lúcio Costa 5.100, block 2, apt. 802, in the City of Rio de Janeiro, RJ, and as his alternate Mr. Ricardo Scalzo, Brazilian, married, physicist, bearer of identity card No. 2.533 933, issued by IFP/RJ, enrolled with CPF/MF under No. 370.933 557-49, with address at Rua Jacques Felix, 96 ap 124R, Vila Nova Conceição, in the City of São Paulo – SP; (2) as sitting member, Mr. Fernando Linhares Filho, Brazilian, married, business manager, bearer of identity card No. 1.905.373-5, issued by IFP/RJ, enrolled with CPF/MF under No. 129.110.117-91, with address at Rua Barão da Torre 657 apt. 101, in the City of Rio de Janeiro, RJ, and as his alternate Mr. Sidnei Nunes, Brazilian, married, bearer of identity card No. 11.581.938 issued by SSP/SP and enrolled with CPF/MF under No. 011.355.928-37, with address at Rua Visconde de Taunay nº. 627 apto 31 -  Edifício Boullonais, São Paulo – SP; (3) as sitting member, Mr. Allan Kardec de Melo Ferreira, Brazilian, married, lawyer, bearer of identity card No. M-92.892, issued by SSP-MG, enrolled with CPF/MF under No. 054.541.586-15, with address at Rua Oscar Versiani Caldeira 239, Mangabeiras, in the City of Belo Horizonte – MG, and as his alternate Mr. Dênis Kleber Gomide Leite, Brazilian, married, lawyer, business manager, bearer of identity card M-559.801, issued by SSP-MG, enrolled with CPF/MF under No. 125.011.406-30, with address at Rua Miranda Ribeiro 220 apt. 301, Vila Paris, in the City of Belo Horizonte – MG. In a separate voting by the minority shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, apoiados pelos acionistas BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado e pelos acionistas da Fundação Petrobras de Seguridade Social – Petros the following members were elected: as sitting member, Mr. Pedro Julio Pinheiro, Brazilian, married, bearer of identity card No. 3509833, issued by SSP/SP, enrolled with CPF under No. 036418648-87, with adress at Rua Washinton Luiz, 66, Suzano, SP, and as his alternate Mr. Aldecy Rodrigues, Brazilian, married, pension member, bearer of identity card No. 6402183, issued by IFP, enrolled with CPF under No. 053.847.617-68, resident and domiciled at Rua Domingo Mariano 41, downtown, Valença (RJ). In a separate voting by the holders of preferred shares Fundação Petrobrás de Seguridade Social – PETROS, BB RF IV FI RENDA FIXA; BB TOP AÇÕES DIVIDENDOS FI; BB TOP AÇÕES MULTISETORIAL ATIVO FI, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Banco Central de Previdência Privada - CENTRUS, the following members were elected: as sitting member, Mr. Ricardo Malavazi Martins, Brazilian, economist, bearer of identity card No. 9.139.269-X, SSP-SP, enrolled with CPF under No. 082.620.858-41, resident and domiciled in Rio de Janeiro, at Rua do Ouvidor, 98, 9th floor, downtown, Rio de Janeiro (RJ), and as his alternate  Ms. Vanessa Baldi, Brazilian, single, economist, bearer of identity card No. 11796325, issued by IFP, enrolled with CPF under No. 087.426.587-80, resident and domiciled in Rio de Janeiro, at Rua do Ouvidor, 98, 9th floor, downtown, Rio de Janeiro (RJ).

It was explained during voting that none of the elected members was involved in any legal impediment or restrictions that could prevent their investiture.

f) As to item (v) of the Agenda, the shareholders approved by majority vote the proposal of the Company’s majority shareholder, Telemar Participações S/A, to set the Management’s compensation for the next year, as follows: i) an aggregate yearly compensation to the Board of Directors of up to two million two hundred and forty-two thousand and eight hundred reais (R$2,242,800.00); ii) an aggregate yearly compensation to the Company’s Executive Office in the amount of up to four million four hundred and eighty-five thousand and six hundred reais (R$4,485,600.00), excluding any amounts paid as benefits, representation sums or profit sharing; and iii) a yearly compensation to the Fiscal Board as per the minimum limit permitted by law, pursuant to article 162, paragraph 3 of Law 6404/76; the members of the Fiscal Board shall be reimbursed for any expenses incurred in travels and transportation, these reimbursable expenses to be afforded the same treatment, limits and criteria observed by the Company’s employees under the “Travel Policy” in effect, being registered the abstention of the following shareholders: BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado and Fundação Petrobrás de Seguridade Social – PETROS.

EXTRAORDINARY GENERAL MEETING:

g) As to item (i) of the Agenda, the majority of the shareholders approved the proposal presented by the Management for adoption of the Stock Option Plan, limited to 2% of the   Company stock capital. The shareholders clarified that the matter was submitted to the Board of Directors and to the Fiscal Board of the Company, and its submission to this Meeting has been approved, being registered the abstention of the following shareholders: BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado and Fundação Petrobrás de Seguridade Social – PETROS.

h) Finally, as to item (ii), the shareholders unanimously approved the proposal for accounting appropriation of Interest on Net Capital (“JCP”), according to the legal permission contained in article 9 of Law 9249/95 and subsequent amendments thereto, during the year of 2007, based on estimated profits and variation of the TJLP over the Company’s net worth incurred in the period, in the amount of up to six hundred million reais (R$600,000,000.00). The shareholders also ratified the Board of Directors’ resolution taken at the Meeting held on March 28th to the effect that the JCP statements will begin at such dates, on such conditions and in such amounts as shall be defined by the Company’s Executive Office, within the limit approved herein, throughout this year. The shareholders clarified that the amount actually credited to the shareholders shall be imputed to the dividends that are distributed with respect to the fiscal year ended at December 31, 2007, being registered the abstention of the following shareholders BB CARTEIRA LIVRE I FIA; BB AÇÕES IBOVESPA INDEXADO FI BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado.

7 – Closing: As there was nothing else to be discussed, these minutes were drawn up and then read, approved and signed by the shareholders representing the majority of the Company’s capital, with due regard for the abstentions and vote statements presented, which were filed within the Company, and publication of the minutes without the signatures of the shareholders present was authorized, pursuant to article 130, paragraph 2 of Law 6404/ 76.

Rio de Janeiro, April 11, 2007.

Leandro Zancan

Chairman

Georgeane Fukumura

Secretary

Shareholders:

José Augusto da Gama Figueira

by TELEMAR PARTICIPAÇÕES S/A

Renato de Mello Gomes dos Santos

by Fundação Petrobras de Seguridade Social - Petros

Sabrina de Lima Martins

by Caixa de Prev. dos Func.Bco.Brasil-Previ; BB RF IV FI RENDA FIXA; BB CARTEIRA LIVRE I FIA; BB TOP AÇÕES DIVIDENDOS FI; BB AÇÕES IBOVESPA INDEXADO FI; BB AÇÕES IBOVESPA ATIVO FI; BB AÇÕES IBrX FI; BB TOP AÇÕES ULTISETORIAL ATIVO FI; BB AÇÕES TELECOMUNICAÇÕES FI; BB Top Multi C LP Fundo de investimento Multimercado; BB Top Multi Moderado LP Fundo de Investimento Multimercado; FUNDAÇÃO BANCO CENTRAL DE PREVIDÊNCIA PRIVADA – CENTRUS

Alexsander de Souza Popovic

by NORGES BANK; COLLEGE RETIREMENT EQUITIES FUND; FRANKLIN TEMPLETON TAX CLASS LTD; TEMPLETON GLOBAL INVESTMENTE TRUST-TEMPLETON BRIC FUND VANGUARD INVESTMENT SERIES, PLC; EMERGING MARKETS GROWTH FUND INC; CAPITAL GARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS; SCHRODER INTERNATIONAL SELECTION FUND-LATIN AMERICAN; BRITISH COAL STAFF SUPERANNUATION SCHEME; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQT FUND FOR TAX-EXEMPT TR; VANGUARD EMERGING MARKETS STOCK INDEX FUND; PANAGORA GROUP TRUST; BELL ATLANTIC MASTER PENSION TRUST; RAYTEON COMPANY MASTER TRUST; GLOBAL INVESTIMENT FUND; ESSEX COUNTY COUNCIL; WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO; PACIFIC FUNDS - PF OPPENHEIMER EMERGING MARKETS FUND; ONTARIO TEACHERS PENSION PLAN BOARD; TEACHER RETIREMENT SYSTEM OF TEXAS; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENS; THE TEXAS EDUCATION AGENCY; (parte integrante da ata da Assembléia Geral Ordinária e Extraordinária da Telemar Norte Leste S.A.)

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FRANKLIN RUSSELL INVESTIMENT COMPANY EMERGING MARKETS FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; ISHARES MSCI BRAZIL(FREE) INDEX FUND; EMERGING MARKETS SUDAN FREE; CIBC EMERGING MARKETS INDEX FUND; PENSION PLAN OF HERCULES INCORPORATED; FLORIDA RETIREMENT SYSTEM TRUST FUND; THE MASTER TRUST BANK OF JAPAN, LTD.RE:MTBC400035147; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; VAN KAMPEN SERIES

FUND, INC., VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND; CAPITAL GUARDIAN EMERGING MAKTS EQUI MAST FD

Marcelo Szekaes de Magalhães
by/ IP Participações Fdo.Invest.Ações; IP Equity Hedge FIM; Relay Fia; Bransfield LLC; IP Equity Hedge II FIM; IP Green Exclusivo FIA; Hatteras LLC; IP Seleção Fdo Invest em Ações;

Yuki Yokoi

Jose Teixeira de Oliveira